Chimera Investment Corporation 630 Fifth Avenue, Suite 2400 New York, New York 10111 Tel 212-626-2300 www.chimerareit.com

August 31, 2023

Mr. Eric McPhee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chimera Investment Corporation
Form 10-K for the year ended December 31, 2022
Response dated August 8, 2023
File No. 001-33796

Dear Mr. McPhee:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated August 28, 2023, in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.We have reviewed your response to comment 1 and your revised disclosure within your Form 10-Q for the quarter ended June 30, 2023. Please revise your disclosure in future filings to discuss the reasons you believe adjusting your measure to add back transaction expenses provides useful information to investors. Reference is made to Item 10(e) of Regulation S-K.

Response:

We will expand our disclosure in future filings to discuss the reasons we believe adjusting our measure to add back transaction expenses provides useful information to investors, including those specified in our correspondence letter with you dated August 8, 2023.

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Chimera Investment Corporation 630 Fifth Avenue, Suite 2400 New York, New York 10111 Tel 212-626-2300 www.chimerareit.com

If you should have any questions regarding the above or require further information, please do not hesitate to contact me at 212-626-2300.

Very truly yours,

/s/ Subramaniam Viswanathan
Subramaniam Viswanathan
Chief Financial Officer

cc: Philip J. Kardis, II
Chief Executive Officer

cc: Michael E. McTiernan
Hogan Lovells US LLP